ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town

Jiashan County, Zhejiang Province 314117

People’s Republic of China

September 23, 2014

VIA CORRESPONDENCE

Kevin L. Vaughn, Accounting Branch Chief

Jay Webb, Reviewing Accountant

Lynn Dicker, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 25, 2014

File No. 001-33911

Dear Mr. Vaughn, Mr. Webb and Ms. Dicker:

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comments contained in the letter dated September 2, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 15. Controls and Procedures, page 111

Disclosure Controls and Procedures, page 111

1.	We note you disclosed herein that “Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012”. We also note you disclosed that based on that evaluation, your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of December 31, 2013. Please tell us the date your management evaluated your disclosure controls and procedures effectiveness. If true, revise the filing to disclose management’s evaluation date was December 31, 2013. Refer to the guidance at Item 307 of Regulation S-K. Please file a full amendment to your 2013 Form 20-F, including updated certifications, in response to this comment.

The Company notes the Staff’s comment and confirms that the evaluation of its disclosure controls and procedures conducted by its management and the associated certifications pursuant to Section 302 by Mr. Xianshou Li (“Mr. Li”), its Chief Executive Officer, and Mr. Henry Wang (“Mr. Wang”), its Chief Financial Officer at the time the 2013 Form 20-F was filed, were as of December 31, 2013 as required.  The Section 302 certifications filed with the 2013 Form 20-F are with respect to the evaluation of the Company’s disclosure controls and procedures “as of the end of the period covered by this report,” which can only be read to mean December 31, 2013.  Accordingly, the underlying evaluation of the Company’s disclosure controls and procedures and the associated Section 302 certifications were properly as of December 31, 2013 and in compliance with the requirements of Item 15(a) of Form 20-F.

The reference in the narrative text of Item 15 of the 2013 Form 20-F to the date December 31, 2012 in connection with the evaluation of disclosure controls and procedures was simply a typographical error.  The Company respectfully submits that this typographical error is readily seen as such by readers in light of the underlying substantive requirements of Form 20-F and Section 302 and references to the correct date of December 31, 2013 in relevant surrounding text and elsewhere in the 2013 Form 20-F as well as in the Section 302 certifications on file as exhibits to the 2013 Form 20-F.  As a result, the Company believes that this typographical error should not have any material effect in confusing readers as to the proper date as of which the evaluation of the Company’s disclosure controls and procedures was made.  The Company does not believe that this typographical error is a material matter requiring correction by filing an amendment to the 2013 Form 20-F in order to alleviate confusion for readers.

Even if it were deemed merited to file an amendment to the 2013 Form 20-F to correct this typographical error, the Company would respectfully request relief from the need to file a new Section 302 certification by Mr. Daniel Lee (“Mr. Lee”), who has joined the Company as its new Chief Financial Officer since the 2013 Form 20-F was filed.  Given that he was not previously involved in the management of the Company and in particular in the evaluation of the Company’s disclosure controls and procedures as of December 31, 2013, Mr. Lee will not be in a position to execute a new certification as of a date prior to his joining the Company without undue effort and expense, particularly in light of the fact that the existing Section 302 certification by Mr. Wang is otherwise in compliance and in need of no revision and only a typographical error in the body of the Form 20-F would be corrected.

Exhibit 13.1

2.	We note this Section 906 certification signed by your chief executive officer is dated April 25, 2015 but this Form 20-F was filed on April 25, 2014. Please file a full amendment of your 2013 Form 20-F to include certifications that are dated as of the date you filed your Form 20-F.

The Company notes the Staff’s comment regarding the additional typographical error in the dating of the Rule 906 certification by the Company’s Chief Executive Officer filed as exhibit 13.1 to the 2013 Form 20-F.  The Company again believes that this typographical error is readily recognized as such by readers and that the error does not have any material effect in confusing or misleading readers.  The Rule 906 certification by Mr. Li was with respect to the report on Form 20-F for the year ended December 31, 2013, and he confirms that he of course intended to give his certification on the date he signed and not a date one year in the future.  Accordingly, the Company respectfully submits that the filing of an amended exhibit is not necessary to correct any material confusion or misunderstanding by readers as to the date of the certification made by its Chief Executive Officer.  However, given that Mr. Li can readily execute an amended certification if required, the Company can file a new certification by Mr. Li with a corrected date if the Staff believes it is necessary.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +86 (21) 6280-9180 or our U.S. counsel, Benjamin Su of Kirkland & Ellis, at +852 3761-3306.

Very truly yours,

By:	/s/ Xianshou Li
	Name:	Xianshou Li
	Title:	Director and
Chief Executive Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis
Benjamin Su, Esq., Kirkland & Ellis